Exhibit 4(d)(1)

This SERVICES AGREEMENT (the “Agreement”) dated as of November 1, 2001 is made between CLAL INDUSTRIES AND INVESTMENTS LTD., a public company incorporated and existing under the laws of the State of Israel (“Clal”) and SCITEX CORPORATION LTD., a public company incorporated and existing under the laws of the State of Israel (“Scitex”).

Whereas

With effect from 1 November 2001 (the “Effective Date”), Clal has agreed to make certain services available to Scitex, primarily in connection with the transfer of Scitex’s corporate offices to facilities leased to Clal at the Azrieli Center, Triangle Building, Tel Aviv, Israel and the services of certain Clal employees (the “Azrieli Center”), and Scitex has agreed to make the services of certain Scitex employees available to Clal, all under the terms and conditions set under this Agreement.

Whereas	With effect from 1 September 2001, Mr. Agassi (“Agassi”), an employee of Clal, was appointed interim Chief Executive Officer of Scitex.

NOW THEREFORE THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	THE TERM

1.1

Subject to obtaining the approvals specified in Section 6.7 hereunder, this Agreement shall be effective as of the Effective Date, except for the CEO Services (as defined hereunder), which shall be effective from 1 September 2001.

1.2

If any of Clal and Scitex (together: the “Parties” or individually a “Party”) intends to cease to provide or receive Clal’s Services or Scitex’s Services (as hereinafter defined) (together: the “Services”), or any of them, it must give prior written notification of at least three (3) months to the other Party, unless otherwise agreed. In such circumstances, each Party shall provide reasonable cooperation and assistance to the other Party in order to enable it to implement such service by itself, but in no event shall such assistance be for more than thirty (30) days from the date of termination. In the event of termination each Party shall remain liable for all amounts due for the service incurred prior to the actual date of termination of such service and for any reasonable expenses related thereto.

2.	SERVICES

2.1

Clal shall make available to Scitex the following services (the “Clal’s Services”). Clal’s Services shall be provided by Clal itself or by Clal Central Industrial Financing (1962) Ltd., a wholly owned subsidiary of Clal, or by third party supplier:

2.1.1

Office space at the Azrieli Center, (the “Scitex Rental Property”). The actual amount of space and the physical location of the Scitex Rental Property as of the commencement of this Agreement shall be as specified in Appendix A to this Agreement. The Scitex Rental Property shall be adjusted from time to time in correlation to the amount of space occupied by employees of Scitex located at Azrieli Center (including those seconded by Clal to Scitex according to Section 2.1.4 hereunder) and shall be suitable for the purposes of Scitex’s corporate offices and ancillary operations. Scitex shall use the Scitex Rental Property only in accordance with the permitted uses thereof and, subject to the provisions hereof, shall obey vis-à-vis Clal all restrictions and obligations, to the extent applicable to the occupant thereof, all as are described in the lease to Clal.

	2.1.2	Ancillary services to the Scitex Rental Property, such as cleaning and security services, MIS services, etc.

2.1.3

Seconding Agassi, or another senior officer of Clal, who will serve as Chief Executive Officer of Scitex (whether or not on an interim basis) (“CEO Services”), and who will dedicate approximately 60% of his work hours in order to provide the CEO Services.

2.1.4

Seconding other employees, on full or part time basis, (a) on a need basis, and (b) can reasonably be provided by Clal to Scitex without impacting on Clal’s operations, all as agreed between the Parties from time to time.

2.1.5

Such other office services, such as the services specified in section 3.3.2, which (a) are available or being provided to, or by Clal, (b) are requested by Scitex as consistent to its operations, and (c) can reasonably be provided by Clal to Scitex without impacting on Clal’s operations.

2.2

Scitex shall second employees to Clal, on full or part time basis, (a) on a need basis, and (b) can reasonably be provided by Scitex to Clal without impacting on Scitex’s operations, all as agreed between the Parties from time to time (“Scitex’s Services”).

2.3	The quality of the services offered shall be consistent with the standard services made available to or by the Parties during the term of this Agreement.

2.4

Where the services set forth will be provided to Clal by a third party supplier, the availability of such services from Clal to Scitex shall be contingent upon the availability of such services to Clal from the third party supplier; provided that Clal shall notify Scitex in writing of the unavailability of such services as soon as Clal receives notice of such.

3.	CONSIDERATION
3.1	Definitions

3.1.1

Employees Proportion Basis - a fraction, (1) the numerator of which shall be the number of employees of Scitex located at Azrieli Center (including those seconded to Scitex by Clal and excluding those seconded to Clal by Scitex), and (2) the denominator of which shall be the aggregate number of employees of Clal and Scitex located at Azrieli Center. If an employee is seconded on a part time basis, he shall be counted proportionally.

	3.1.2	Gross Salary – the cost of the employee to the employer (including social rights, bonuses and all other ancillary rights, except option plan), calculated on a yearly basis.

3.1.3

Rent Proportion Basis – a fraction, (1) the numerator of which shall be the square meterage occupied by Scitex at Azrieli Center (including by the employees seconded to Scitex by Clal and excluding by the employees seconded to Clal by Scitex), and (2) the denominator of which shall be either the square meterage leased to Clal at Azrieli Center (including the square meterage occupied by Scitex) or the premise(s) covered by the expense, as applicable. If an employee is seconded on a part time basis, the square meterage occupied by him shall be counted proportionally.

3.2

Except as specified under this Agreement and its Appendices, the services rendered shall be provided by the Parties at the actual cost for the service, and shall not include any overhead expense, or general and administrative cost. If such rule cannot be implemented, the services shall be charged according to the following principals (provided, however, that no services shall be double-charged):

3.3.1

Scitex shall bear the following costs according to the Rent Proportion Basis: the rent payments for Azrieli Center, cleaning of the property, security, real estate taxes (known as “Arnona”), electricity and all other expenses associated with facility maintenance, but excluding any expenses relating to replacement or redecoration of the facilities or the fixtures and fittings therein.

3.3.2

Scitex shall bear the following costs according to the Employees Proportion Basis: Catering services for meetings, photocopying, general office services such as use of kitchens, support staff, etc., logistics services including but not limited to use of common receptionist, and all other services which are not specifically mentioned  under any other section.

3.3.3

For seconding employees, on a full or part-time basis, each Party shall pay the other Party its portion of the employee’s Gross Salary. In the event of bonus payments to employees seconded on a full time basis or a part time basis, which is more than 50%, the seconder Party shall consult the secondee Party before declaring such bonuses. Subject to section 3.4 hereunder, Scitex and Clal shall determine, from time to time, such portion for each employee.

3.3.4

Notwithstanding the generality of the forgoing, unless otherwise agreed between the Parties, Scitex shall pay the sum of NIS 825,000 per annum to Clal for the CEO Services together with Value Added Tax (“VAT”) (if applicable) and such bonuses, if any, as shall from time to time be approved by Scitex. The aforesaid sum shall be linked to the Israel Consumers Price Index (the “Index”), adjusted for each fiscal quarter according to the Index published in the first month of such quarter.  The basic Index shall be the Index for September 2001, published in October 2001.

3.4	Appendices

3.4.1

A schedule containing the evaluation of the approximate consideration with regard to the Clal Services rendered, or intended to be rendered, as of, or shortly following, the commencement of this Agreement (other than the seconding of employees) is attached to this Agreement as Appendix A. Any material change to the cost of the Clal Services shall be subject to the approval of the audit committees of both Clal and Scitex, provided that in no event shall the aggregate change thereto  exceed $20,000 per quarter plus VAT (if applicable) from the approximate consideration set forth in Appendix A.

3.4.2

Appendix B also contains the evaluation of the approximate consideration with regard to the employees seconded (except for Agassi), or intended to be seconded, as at, or shortly following, the commencement of this Agreement (the “Employees Consideration”). Any material change to the Employees Consideration shall be subject to the approval of the audit committees of both Clal and Scitex, provided that in no event shall the aggregate changes to the Employees Consideration exceed $300,000 per annum plus VAT (if applicable) from the approximate Employees Consideration set forth in Appendix B.

3.5

Once in every six months, the audit committees of both Scitex and Clal shall be presented with a report regarding the services rendered under this agreement and the amounts paid as consideration for them.

3.6

Each Party shall invoice the other Party at the end of each month or at the end of each period during which the service is provided, or in the case of third party provider, after receiving his invoice or after the payment is due pursuant to a contract or understanding, as applicable. Payment shall be thirty (30) days from the date of the invoice.

3.7

Payment for any of the services shall be made in Israel currency or in U.S. currency based on the representative rate of exchange on the date of payment. If Clal tenders any payment to its service provider or landlord in a specific currency then such payment shall be made in that currency.

3.8

All payments shall be made only after receipt of a certificate of valid registration as a self-employee as required under the Value Added Tax Law, 1976, and of due management of accounting books as required by law and a certificate of tax exempt “Nikui Bamakor”.

3.9	VAT shall be added to all payments, as required by law.

4.	INSURANCE & INDEMNITY

4.1

The Parties agree that, prior to December 31, 2001, they will sign an Appendix to this Agreement setting out the provisions relating to all insurance obligations of the Parties in respect of this Agreement and ancillary and consequential indemnities.

5.	CONFIDENTIAL INFORMATION

5.1

The Parties acknowledge that confidential information may be exchanged between any of the parties during the course of performance of this Agreement. For the purposes hereof, “Confidential Information” shall mean all information, specifications, formulations, data, technology, know-how, designs, inventions, discoveries, processes, models and/or trade and business secrets, including without limitation, details about financial, contractual and marketing information, and similar information which have been hereto or may hereafter be transmitted or otherwise disclosed by any of the parties hereto, and which are confidential by its nature confidential by its nature or which are designated as “Confidential”.

5.2

The Parties shall maintain in the strictest confidence all Confidential Information received by or from the other Party hereto. No Party shall divulge any Confidential Information to any person, firm or corporation without the prior express written consent of the disclosing Party, except to those of its employees, agents, or consultants who are bound by a written non-disclosure agreement of at least equal scope to this Agreement, and only to the extent required by them for the proper performance of their duties under this Agreement.

5.3

This Confidentiality Agreement shall not apply to specific information which: (i) is in, or enters, the public domain otherwise than by reason of a breach hereof, (ii) was known prior to the disclosure thereof; (iii) is legally transmitted or disclosed by a third party unless the receiving Party was aware of a breach of an obligation of confidentiality to the disclosing Party or was willfully blind, or (iv) is independently developed by the Party without the use of Confidential Information.

5.4

The disclosure of Confidential Information or its use hereunder shall not be construed in any way to grant any party any right or license with respect to Confidential Information other than the right to use Confidential Information strictly in accordance with the terms of this Agreement.

6.	GENERAL MATTERS

6.1	This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Israel.

6.2

Neither Party shall be liable to the other for any failure or delay caused by events beyond such Party’s reasonable control, including, without limitation, the other Party’s failure to furnish necessary information, sabotage, failures or delays in transportation or communication, failures or substitutions of equipment, labor disputes, accidents, acts of God, war, terrorism, shortages of labor, fuel, raw materials, or equipment.

6.3

Any dispute hereunder shall be resolved amicably in the first instance by a meeting between the President or Chief Financial Officer or other senior officer of Clal (provided he or she does not serve as the Chairman or as an officer of Scitex) and President or Chief Financial Officer or other senior officer of Scitex (provided he or she is not an officer or employee of Clal). Should such a meeting fail to resolve the dispute in fifteen (15) days, the parties agree to proceed to arbitration in Tel Aviv, Israel.  The Parties shall appoint an arbitrator with mutual agreement, or absent such agreement in ten (10) days, by the chairman of the Israel Bar Association. Such arbitrator shall have extensive legal experience in commercial matters.  Both parties agree that the arbitrator shall be instructed to reach and submit a final adjudication of any dispute put before him within sixty (60) days of his appointment.

6.4	Each of the parties hereto shall execute all documents, file all permits and take all other actions as may be required to give effect to the transactions described in this Agreement.

6.5

Except as is expressly permitted hereby, no Party shall assign, transfer, or subcontract this Agreement or any of its primary obligations hereunder without the prior written consent of the other Party affected, which consent shall not be unreasonably withheld. Without derogating from the generality of the forgoing, Clal may assign its rights and obligation hereunder, in whole or in part, to a company that is controlled by Clal, controlling Clal or under common control with Clal.

6.6

The parties shall bear equally the legal services rendered in connection with this Agreement, except for services with connection with obtaining the requisite approvals pursuant to section 5.7 of this Agreement and reports to the regulatory authorities.

6.7	This Agreement is subject to approval pursuant to the provisions of Chapter 5 of Part 6 the Companies Law 5759 - 1999.

6.8	This Agreement may be executed in counterparts, all of which will constitute one agreement.

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR DULY EMPOWERED REPRESENTATIVES AS OF THE DATE FIRST ABOVE MENTIONED.

CLAL INDUSTRIES AND INVESTMENTS LTD.

By:	By:

Name and Title:	Name and Title:

SCITEX CORPORATION LTD.

By:	By:

Name and Title:	Name and Title:

January 1, 2004

Clal Industries & Investments Ltd
3 Azrieli Center
Triangular Tower, 45th Floor
67023 Tel Aviv

Dear Sirs,

Re:        Services Agreement

We refer your attention that the Services Agreement (“Services Agreement”) between Clal Industries and Investments Ltd. (“Clal”) and Scitex Corporation Ltd. (“Scitex”) dated as of November 1, 2001.

As discussed and agreed with you, Scitex will be transferring its corporate offices from the facilities leased to Clal on the 45th floor of the 3 Azrieli Center, Triangular Tower (“Azrieli Center”), to facilities leased to Discount Investment Corporation Ltd. on the 43rd floor of the Azrieli Center. Accordingly, Scitex will no longer be requiring from Clal, and Clal will no longer be providing, the following services, as set forth in the Service Agreement, which services shall remain suspended, with effect from December 31, 2003 until the parties agree in writing to reinstate the same (if at all) pursuant to the provisions of the Services Agreement:

1.	Office space at the Azrieli Center (“Scitex Rental Property”);

2.	Ancillary services to Scitex Rental Property; and

3.

Seconding of employees to Scitex (it being noted that the seconding of Mr. Agassi to Scitex ceased on 30 June 2003 and that there has been no seconding of employees by Scitex to Clal since June 2002, and that accounting services are to be provided by Clal to Scitex until March 31, 2004);

In the event of any further costs and/or expenses with respect to Scitex, Scitex will cooperate with Clal regarding the payment of such further charges and/or expenses.

For the avoidance of doubt, we confirm that all applicable provisions of the Services Agreement (including indemnification undertakings) shall continue in full force and effect, in so far as they relate to the suspended services mentioned above until December 31, 2003, and with relation to services continuing to be granted, for as long as required according to the Services Agreement (as the case may be).

Yours truly,

For Scitex Corporation Ltd.

We confirm the above arrangements

Clal Industries and Investment Ltd.